EXPERIENCE TECH, LLC
A KENTUCKY LIMITED LIABILITY COMPANY

INVESTOR SUBSCRIPTION PACKAGE

INCLUDING THE FOLLOWING DOCUMENTS:
SUBSCRIPTION AGREEMENT,
JOINDER AGREEMENT

INSTRUCTIONS TO INVESTORS

AFTER YOU HAVE DECIDED TO SUBSCRIBE FOR UNITS OF CLASS B NON-VOTING UNITS (THE "**SECURITIES**") OF EXPERIENCE TECH, LLC, A KENTUCKY LIMITED LIABILITY COMPANY (THE "**COMPANY**"), PLEASE OBSERVE THESE INSTRUCTIONS:

A.	Subscription Agreement.	Complete, sign and date one "Subscription Agreement" attached as pages S-1 through S-5. PLEASE READ THE SUBSCRIPTION AGREEMENT IN ITS ENTIRETY. IT CONTAINS VARIOUS STATEMENTS AND REPRESENTATIONS OF SUBSCRIBERS AND THE COMPANY.
B.	Joinder Agreement.	Complete, sign and date one "Joinder Agreement" attached as page J-1. PLEASE READ THE COMPANY'S OPERATING AGREEMENT, DATED AS OF AUGUST 30, 2022, IN ITS ENTIRETY. IT CONTAINS CERTAIN RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES, AND PROVIDES FOR RIGHTS OF FIRST REFUSAL AND TAG-ALONG AND DRAG-ALONG RIGHTS.

Note 1

Joint Purchases by Individuals. If two or more individuals jointly purchase the Securities, each individual must sign the Subscription Agreement and Joinder Agreement.

EXPERIENCE TECH, LLC
A KENTUCKY LIMITED LIABILITY COMPANY

SUBSCRIPTION AGREEMENT

Experience Tech, LLC
8201 Harrods View Court
Prospect, Kentucky 40059

The undersigned hereby subscribes for and agrees to purchase that number of units of Class B Non-voting Units (the "**Securities**"), of Experience Tech, LLC, a Kentucky limited liability company (the "**Company**"), set forth on the signature page hereto, on the terms and conditions hereinafter set forth. Upon acceptance of this Subscription Agreement by the Company as provided herein, the undersigned shall pay the aggregate subscription price set forth on such signature page through Wefunder, made payable to the Company.

The undersigned further understands that the Securities have not been registered under the Securities Act of 1933, as amended (the "**Securities Act**"), or the securities, "blue sky" or other similar law of any State. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement completed by the undersigned for the purpose of determining whether this transaction meets the requirements for such exemptions.

The undersigned further acknowledges and understands that the Securities are non-voting Units, and thus, do not give the undersigned any voting rights with regard to Company action or the right to participate in officer elections.

The undersigned hereby represents, warrants, and covenants to the Company as follows:

1. The undersigned agrees to promptly notify the Company if any of the information contained in this Subscription Agreement, or any other document delivered by the undersigned to the Company is or becomes incorrect.

2. The undersigned is purchasing the Securities for the undersigned's own investment and not with a view to the distribution or resale of the Securities to anyone else.

3. The undersigned acknowledges that the transferability of the Securities is severely limited and that the undersigned must continue to bear the economic risk of this investment for an indefinite period as the Securities have not been registered under the Securities Act or any other state securities laws and therefore cannot be offered or sold unless it is subsequently registered under such acts or an exemption from such registration is available.

4. The undersigned agrees that the Securities will not be sold or transferred without registration under the Securities Act and any applicable state securities law, or an exemption therefrom.

5. The undersigned understands that no federal or state agency has made any finding or determination concerning the fairness or advisability of this investment.

6. The undersigned has made his, her or its own inquiry and analysis (on his, her or its own or with the assistance of others) with respect to the Company, the Securities, and other material factors affecting the Securities. Based upon such information and analysis, the undersigned has been able to make an informed decision to subscribe for the Securities.

7. The undersigned has such knowledge and experience in financial and business matters that the undersigned is capable of evaluating the merits and risks of investment in the Securities. To the extent necessary, the undersigned has retained, at his, her or its own expense, and relied upon, appropriate professional advice regarding the investment, tax and legal merits and consequences of this subscription and ownership of the Securities.

8. The undersigned understands that the purchase of the Securities involves various risks, including the limited market and liquidity of the Securities, the uncertainty inherent in the management and growth of a new business venture, and other risks, each of which the undersigned acknowledges and has had the opportunity to discuss and ask questions regarding from the Company and its management in detail sufficient for the undersigned to make an informed investment decision in the Securities.

9. The undersigned is aware that the Company is an early-stage venture with a limited operating history and that the purchase of the Securities is very speculative and involves a high degree of risk which could result in an entire loss of the investment.

10. The undersigned understands that any estimates and financial projections that may have been provided by the Company in its description of the Company, the Securities or the Company's business, by their nature, involve significant elements of subjective judgment and analysis that may or may not be correct; that there can be no assurance that such projections or goals will be attained; and that the projections and estimates so provided should not be relied upon as a promise or representation of the future performance of the Company and that it is unlikely that the projections will prove to be accurate.

11. The undersigned understands that there is no public market for the Securities and such a public market may never develop.

12. The undersigned agrees that, notwithstanding the place where this Subscription Agreement may be executed by any of the parties hereto, all the terms and

provisions hereof shall be construed in accordance with and governed by the laws of the Commonwealth of Kentucky, without regard to principles of conflicts of laws.

13. The undersigned agrees to hold the Company and its officers, managers, and controlling persons (as defined in the Securities Act), and any persons affiliated with any of them or with the distribution of the Securities, harmless from all expenses, liabilities, and damages (including reasonable attorneys' fees) deriving from a disposition of the Securities in a manner in violation of the Securities Act, or of any applicable state securities law or which may be suffered by any such person by reason of any breach of any of the representations contained herein.

14. The undersigned understands that the undersigned has no right to require the Company to register the Securities under federal or state securities laws at any time.

15. The undersigned understands and acknowledges that the sale of the Securities is conditioned upon the undersigned executing a Joinder Agreement to that certain Operating Agreement, dated August 30, 2022, and that, upon issuance, the Securities will be subject to such Agreement.

16. The undersigned agrees to execute and deliver to the Company an executed Joinder Agreement.

The undersigned recognizes and agrees that the Company shall have the right to reject this Subscription Agreement, in whole or in part, for any reason whatsoever. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this private placement offering at any time prior to the completion thereof and to return the previously paid subscription price for the Securities without interest thereon, to the subscriber. The Subscription Agreement shall be deemed to be accepted by the Company only when it is signed by the duly authorized manager of the Company and delivered to the undersigned.

[Remainder of page intentionally blank; signatures follow.]

UNITS OF CLASS B NON-VOTING UNITS SUBSCRIBED FOR AND TOTAL SUBSCRIPTION PRICE

Number of Units of Class B Non-voting Units Subscribed for by Subscriber:	[UNITS]_________
Price per Offered Unit:	$500
Aggregate Subscription Price:	$[AMOUNT]

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement on [EFFECTIVE DATE]__.

[ENTITY NAME]

For investors:

Investor Signature
____
(Signature of Subscriber)

[INVESTOR NAME]
(Name of Subscriber)

[INVESTOR TITLE]
(Title of Subscriber)

This Subscription Agreement is accepted on [EFFECTIVE DATE].

EXPERIENCE TECH, LLC,
a Kentucky limited liability company

By: Founder Signature
Edwin B. Fieldhouse, III, Manager

JOINDER AGREEMENT
FOR
EXPERIENCE TECH, LLC
OPERATING AGREEMENT

In consideration of the purchase of [UNITS]________ units of Class B Non-voting Units (the "**Securities**"), of Experience Tech, LLC, a Kentucky limited liability company (the "**Company**"), the undersigned hereby agrees that, effective upon the Company's acceptance of a Subscription Agreement executed and delivered by the undersigned, the undersigned shall become a party to that certain Operating Agreement, dated August 30, 2022, by and among the Company and the Members named therein (the "**Operating Agreement**"), and shall be fully bound by all of the terms and conditions of the Operating Agreement. The undersigned shall be subject to the obligations and entitled to the benefits of a Member thereunder with respect to the Securities. By executing this Joinder Agreement, the undersigned acknowledges and agrees that the undersigned has been provided with a copy of the Operating Agreement, was urged to and had the opportunity to consult with counsel regarding the Operating Agreement, fully understands the terms of the Operating Agreement, and agrees to be bound thereby.

IN WITNESS WHEREOF, the undersigned has executed this Joinder Agreement the date set for the below.

For Members:

Investor Signature
____
(Signature of Member)

[MEMBER_NAME]
____
(Name of Member)

[MEMBER_TITLE]
____
(Title of Member)

Date: [EFFECTIVE DATE]_________________